Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,  and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433
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Transcript of Countdown to the Closing Bell Interview with Andrew Liveris on March 27, 2015
Countdown to the Closing Bell With Liz Claman
Fox Business Network
27 March 2015

Link: http://mediacenter.tveyes.com/downloadgateway.aspx?UserID=351523&MDID=4692250&MDSeed=9762&Type=Media

Transcript:

Cheryl Casone
In its plan to streamline its business, the Dow Chemical Company splitting off its chlorine business and merging it with Olin Corporation in a deal worth $5 billion. The deal announcement comes one year after activist investor Dan Loeb pushed for Dow to break up. Will this keep the activist investor at bay? What will Dow do with its new capital? Joining us now is the CEO. Andrew Liveris. It’s great to have you on show, sir.

Andrew Liveris
Nice to be with you Cheryl.

Cheryl Casone
I want to talk about Dan Loeb for a second. What we've seen more than any other time in our history is activist investors really coming after public companies and sometimes on the assault, sometimes not for good. How do you feel overall about Dan Loeb, but what he wanted your company to do?

Andrew Liveris
Well, Third Point and their activity now in our stock last year last year is well-chronicled. I just wanted to bring you back to this transaction and a reminder that the year before, literally 2013, and actually the previous year, our board went through 35 strategic options in a slowing more volatile world to look at ways to be a more predictable earnings growth company. We made the big decision to get out of commodity chemicals. And then fast forward, we announced in December ‘13, Third Point came into our stock about that time frame, right on the back of that announcement. What we've consummated since then with this deal we announced today is the result of all our strategic reviews before Third Point entered our stock. We engaged with Third Point and engaged with all of our shareholders on this particular transaction and any other transaction, including the one they proposed. What I think we have proven to everyone, and this deal is an eight times multiple on a commodity business. If you do it on a pre-tax equivalent basis, it's a 12-point-five multiple. This is such a big value creating deal. We’ve proved to everyone that we're our own best activists. We will listen to all shareholders as we did to Third Point. But as we march down, really cleaning our company up, making it simpler to understand, getting vertically integrated in innovation, value pools, and markets we can grow in, we can liberate value in ways which can reduce complexity like getting out, in essence, of the business we started with.

Cheryl Casone
Okay. Okay. A lot of plans in place before Dan Loeb began to harp on it. The excess capital, are you planning a share buyback. Do you see more of the same, a streamline of the business, maybe shedding off some other assets?

Andrew Liveris
Sure. Absolutely. We have said the last several years, the investments we've made, the streamlining we've done, and this particular transaction now has us exceeding our divestment target that the primary use of that cash will be to the balance sheet. We're in great shape, debt to total cap, debt to EBITDA. Share buybacks have become the sin qua non way of returning things to our shareholders. We’ve announced two buyback programs.  One we completed last year of 4.5 billion and an open one of 5 billion. The cash from this deal in the main will go to accelerating that share buyback when the deal closes later this year. So, yes, I mean, really reducing our share count. Of course an address to the dividend.  We’re a consistent dividend payer, so we'll definitely keep looking at dividend yield and raising our dividend. We are very oriented to using these big cash flows that are coming our way, not just from divestments, but from our investments in Saudi Arabia, the U.S. Gulf Coast to shareholder remuneration.

Cheryl Casone
You mentioned Saudi Arabia. That was leading into my next question. That’s about all the tension we’re seeing in the Middle East because of what's happening with Iran, Saudi Arabia, Yemen. We've seen a lot of volatility in oil prices this week. I’m curious how that’s affected your business. Also, do you get a broader sense because of the petrochemical business, I know you're moving away from that, do you get a broader sense that the economy is improving because of what we've seen with oil prices here at home?

Andrew Liveris
So the first part of the question, which is the balancing act between low oil and our import costs. The up-and-down movement of oil and the up-and-down movements of gas, it's the delta between the two that we get to have margin in. So low oil and low gas is as good for us as high oil and low gas because we have these amazing ability to buy wherever it is low and use it. We can use propane, ethane, butane, natural gas liquids from naphtha cracking and naphtha itself. The second part of your question was the most important one. Is there a demand effect? The low oil price is over supply. And yes, we're seeing a demand effect. We’re seeing it for sure in the United States. I came back from a trip to Asia. It's starting to occur in Southeast Asia and also in China and a little bit in Japan, but nowhere near as much as it's occurring in the U.S. Because as you well know, in the U.S. a consumer gets a dollar, spends a dollar. In the Asian economies, they get a dollar or their equivalent and they save half of it. It's a little more muted in the Asian economies, but very strong here in the U.S.

Cheryl Casone
You have a great perspective on the industry overall. Congratulations on the deal. Looking forward to hearing what's next at Dow Chemical. Come back to fox business to let us know what's first.

Andrew Liveris
I will. Give my best to Liz.

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